UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2018

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

65 Innovation Drive

Milton Park

Abingdon, Oxfordshire, OX14 4RQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 26, 2018, Midatech Pharma PLC (the “Company”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) to sell its wholly owned subsidiary, Midatech Pharma US Inc., a Delaware corporation (“Midatech US”), to Kanwa Holdings, LP, a Delaware limited partnership and an affiliate of Barings LLC (the “Purchaser”).

Pursuant to the terms and conditions of the Purchase Agreement, at the closing, Purchaser will acquire 100% of the outstanding equity interests of Midatech US (the “Transaction”) for initial consideration of $13.0 million, and up to $6.0 million of additional consideration payable subject to the achievement of 2018 and 2019 net sales performance targets with respect to certain Midatech US products, both individually and in the aggregate.

The Purchase Agreement contains customary representations, warranties and covenants of the Company, Midatech US and Purchaser, and customary indemnification provisions that are subject to specified limitations.

From the date of the Purchase Agreement until the closing of the Transaction, the Company has agreed, among other things, to cause Midatech US to conduct its business in the ordinary course of business and to comply with certain covenants regarding the operation of Midatech US.

The closing of the Transaction is subject to specified closing conditions, including, among other things, the approval of the Company’s stockholders, the absence of a material adverse effect on Midatech US following the date of the Purchase Agreement and receipt of certain third party consents. In particular, the closing is subject to the parties entering into a Transition Services Agreement whereby the Company will provide certain transition services to Midatech US for a period of up to 12 months following the closing of the Transaction, subject to extension upon the mutual agreement of the parties.

The Purchase Agreement provides that either the Company or the Purchaser may terminate the Purchase Agreement prior to the closing pursuant to certain termination rights. Upon certain events of termination, the Company may be obligated to pay up to $400,000 of Purchaser’s reasonable out-of-pocket expenses incurred in connection with the Transaction.

The Purchase Agreement has been attached as an exhibit to this Form 6-K to provide investors and security holders information regarding its terms.  It is not intended to provide any other factual information about the Company, Midatech US or Purchaser.  In particular, the assertions embodied in the representations and warranties contained in the Purchase Agreement are qualified by information in confidential disclosure schedules to the Purchase Agreement prepared in connection with the signing of the Purchase Agreement.  These confidential disclosure schedules to the Purchase Agreement qualify and create exceptions to the representations and warranties set forth in the Purchase Agreement.  Moreover, certain representations and warranties in the Purchase Agreement were used for the purpose of allocating risk among the Company, Midatech US and the Purchaser rather than establishing matters as facts.  Accordingly, investors and security holders should not rely on the representations and warranties in the Purchase Agreement as statements of fact about the Company, Midatech US or the Purchaser.

The foregoing description of the Purchase Agreement is qualified in its entirely by reference to the full text of such Agreement, a copy of which is attached as Exhibit 2.1 to this Form 6-K, which is incorporated herein by reference.

On September 27, 2018, the Company issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

On September 27, 2018, the Company issued a press release announcing its interim results for the six months ended June 30, 2018. A copy of the press release is furnished as Exhibit 99.2 to this Form 6-K.

Forward-Looking Statements

Certain statements in this Form 6-K constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company regarding future events and are subject to significant risks and uncertainty.  Statements regarding the Company’s expected performance in the future are forward-looking statements.  Investors and security holders are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.  The Company undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the Company or the price of the Company’s stock.  These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to, the ability of the parties to consummate the Purchase Agreement and the satisfaction of the conditions precedent to consummation of the Purchase Agreement.

The forward looking statements included in this Form 6-K are made only as of the date of this Form 6-K.  The Company undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

SUBMITTED HEREWITH

EXHIBITS

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated September 26, 2018, by and among Midatech Pharma PLC, Midatech Pharma US Inc. and Kanwa Holdings, LP.
99.1	“Midatech Announces Proposed Sale of Midatech Pharma US Inc. to Barings LLC” press release dated September 27, 2018.
99.2	“Interim Results for the Six Months Ended 30 June 2018” press release dated September 27, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: September 27, 2018	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated September 26, 2018, by and among Midatech Pharma PLC, Midatech Pharma US Inc. and Kanwa Holdings, LP.
99.1	“Midatech Announces Proposed Sale of Midatech Pharma US Inc. to Barings LLC” press release dated September 27, 2018.
99.2	“Interim Results for the Six Months Ended 30 June 2018” press release dated September 27, 2018.